RUBICON MINERALS CORPORATION

Consolidated Interim Financial Statements

Third Quarter ended September 30, 2011

Unaudited

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
Unaudited
(Expressed in Canadian Dollars)

	September 30	December 31
	2011	2010 (note 16)
Assets
Current assets
Cash and cash equivalents (note 14)	$77,233,536	$11,967,867
Temporary investments (note 3)	5,498,196	52,413,576
Marketable securities (note 4)	3,290,131	68,408
Accounts receivable	2,163,599	2,111,463
Prepaid expenses and supplier advances	505,758	289,967
	88,691,220	66,851,281

Other investments (note 5)	997,405	1,248,472
Property plant and equipment (note 6)	11,223,170	5,031,532
Exploration and evaluation assets (note 7)	189,318,893	146,775,911
Reclamation deposits (note 8)	493,000	498,000
	$290,723,688	$220,405,196

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$9,245,520	$7,199,256
Corporate income tax payable	-	7,150
	9,245,520	7,206,406
Non-current liabilities
Deferred income taxes	254,543	205,180
Provision for closure and reclamation (note 9)	490,388	394,392
	9,990,451	7,805,978
Equity
Share capital (note 10 d)	322,611,804	251,916,237
Share-based payment reserve	16,953,778	13,715,079
Accumulated other comprehensive income (loss)	(978,194)	93,854
Deficit	(57,854,151)	(53,125,952)
	280,733,237	212,599,218
	$290,723,688	$220,405,196

See accompanying notes to the consolidated financial statements
Commitments (note 12)
Subsequent event (note 15)

Approved by the Board of Directors and authorized for issue on November 9, 2011.
“David Adamson”	“Julian Kemp”
David Adamson, Director	Julian Kemp, CA, Director

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
Unaudited
(Expressed in Canadian Dollars)

	For the three months ended September 30		For the nine months ended September 30
	2011	2010	2011	2010
		(note 16)		(note 16)
Expenses
Consulting	$68,372	$395,199	$212,182	$520,736
Depreciation	13,618	15,025	39,885	26,572
General mineral exploration	24,497	6,728	60,147	123,520
Insurance	142,147	122,627	409,084	379,000
Investor relations	283,874	120,092	728,604	544,085
Office and rent	67,213	72,620	213,468	179,011
Part XII.6 flow-through tax	-	-	-	(404)
Professional fees (note 11)	414,651	113,456	1,265,988	432,570
Salaries	477,775	427,451	1,480,216	1,353,176
Share-based compensation (note 10)	239,817	898,225	1,015,731	4,998,181
Transfer agent and regulatory filing fees	39,643	43,362	169,960	154,002
Travel and accommodation	20,534	116,649	124,827	290,565
Loss before other items	(1,792,141)	(2,331,434)	(5,720,092)	(9,001,014)
Foreign exchange losses	(1,137)	(3,826)	(1,895)	(3,234)
Interest and other income	135,730	135,290	328,295	327,738
Option fees received in excess of property costs	214,886	71,932	842,335	294,688
Gain (loss) on sale of investments	(134,168)	18,792	(144,290)	(425,649)
Loss before taxes	(1,576,830)	(2,109,246)	(4,695,647)	(8,807,471)
Current income tax recovery (expense)	(350)	-	16,838	(7,150)
Deferred income tax recovery (expense)	17,825	(162,873)	(49,390)	(91,308)
Net loss for the period	(1,559,355)	(2,272,119)	(4,728,199)	(8,905,929)
Other comprehensive income
Fair value adjustment, net of tax, on available for sale financial instruments:
Temporary investments	(914)	(13,814)	34,756	(12,816)
Other investments and marketable securities	(862,238)	9,329	(1,251,094)	(259,727)
Realized losses (gains) on marketable securities and other investments reclassified to net loss	134,168	(18,792)	144,290	425,649
Other comprehensive income (loss) for the period	(728,984)	(23,277)	(1,072,048)	153,106
Comprehensive loss	$(2,288,339)	$(2,295,396)	$(5,800,247)	$(8,752,823)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.04)
Weighted average number of common shares outstanding	232,902,212	213,559,435	219,465,172	213,324,654

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Changes in Equity
Unaudited
(Expressed in Canadian dollars)

	Number of Shares	Share Capital		Share-based Payments Reserve		Accumulated Other Comprehensive Income/Loss		Deficit		Total Equity
		$		$		$		$		$
January 1, 2011	214,294,674		251,916,237		13,715,079		93,854		(53,125,952)		212,599,218

Public offering – share issuance costs	-		(299,033)		-		-		-		(299,033)
Private placement	21,671,827		70,000,000		-		-		-		70,000,000
Exercise of options	224,000		478,140		-		-		-		478,140
Transfer to share capital on exercise of options	-		216,460		(216,460)		-		-		-
Share-based payments - administration	-		-		1,404,333		-		-		1,404,333
Share-based payments - property	-		-		1,750,826		-		-		1,750,826
Share issue obligation	53,097		300,000		300,000		-		-		600,000
Unrealized loss on available-for-sale investments	-		-		-		(1,216,338)		-		(1,216,338)
Realized loss on sale of available-for-sale investments	-		-		-		144,290		-		144,290
Net loss for the nine months	-		-		-		-		(4,728,199)		(4,728,199)
September 30, 2011	236,243,598		322,611,804		16,953,778		(978,194)		(57,854,151)		280,733,237

	Number of Shares	Share Capital		Share-based Payments Reserve		Accumulated Other Comprehensive Income/Loss		Deficit		Total Equity
		$		$		$		$		$
January 1, 2010	213,218,014		249,825,227		5,629,777		(785,842)		(27,615,231)		227,053,931

Public offering – share issuance costs	-		(15,880)		-		-		-		(15,880)
Exercise of options	200,500		257,605		-		-		-		257,605
Transfer to share capital on exercise of options	-		145,470		(145,470)		-		-		-
Share-based payments - administration	-		-		4,650,198		-		-		4,650,198
Share-based payments - property	54,054		215,135		2,791,978		-		-		3,007,113
Share issue obligation	91,606		414,004		-		-		-		414,004
Unrealized loss on available-for-sale investments	-		-		-		(272,543)		-		(272,543)
Realized loss on sale of available-for-sale investments	-		-		-		425,649		-		425,649
Net loss for the nine months	-		-		-		-		(8,905,929)		(8,905,929)
September 30, 2010	213,564,174		250,841,561		12,926,483		(632,736)		(36,521,160)		226,614,148

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
Unaudited
(Expressed in Canadian dollars)

	For the three months ended September 30		For the nine months ended September 30
	2011	2010	2011	2010
		(note 16)		(note 16)
Cash provided by (used for):
Operating activities
Net loss for the period	$(1,559,355)	$(2,272,119)	$(4,728,199)	$(8,905,929)
Adjustments for:
Depreciation	13,618	15,025	39,885	26,572
Share-based compensation	239,817	898,225	1,015,731	4,998,181
Loss (gain) on sale of investment	134,168	(18,792)	144,290	425,649
Interest and other income	(108,643)	(135,290)	(325,228)	(327,738)
Option receipts in excess of property costs	(129,125)	(173,105)	(833,273)	(210,502)
Reclamation deposit expensed	-	-	5,000	-
Current income tax	17,188	-	-	7,150
Future income tax (recovery) expense	(17,825)	167,570	49,390	96,005
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	(1,007,713)	(701,507)	(252,232)	(182,935)
Accounts payable and accrued liabilities	167,428	421,467	(90,247)	847,097
Cash used in operating activities	(2,250,442)	(1,798,526)	(4,974,883)	(3,226,450)
Interest received	142,560	58,258	460,778	162,167
Net cash from (used in) operating activities	(2,107,882)	(1,740,268)	(4,514,105)	(3,064,283)

Investing activities
Temporary & other investments	1,811,787	16,697,118	43,128,875	51,247,653
Exploration and evaluation expenditures	(13,587,352)	(10,636,146)	(37,255,700)	(37,657,957)
Recovery of property costs	-	138,998	-	180,807
Expenditures on property, plant and equipment	(1,373,080)	(1,079,334)	(6,554,044)	(2,320,379)
Proceeds on sale of available-for-sale investments	225,378	183,680	281,533	332,752
Reclamation deposits	955,360	-	-	-
Net cash from investing activities	(11,967,907)	5,304,316	(399,336)	11,782,876

Financing activities
Issuance of common shares, net of issue costs	70,026,570	14,180	70,179,110	241,725
Net cash from financing activities	70,026,570	14,180	70,179,110	241,725

Increase in cash and cash equivalents	55,950,781	3,578,228	65,265,669	8,960,318
Cash and cash equivalents, beginning of the period	21,282,755	7,759,489	11,967,867	2,377,399
Cash and cash equivalents, end of the period	$77,233,536	$11,337,717	$77,233,536	$11,337,717

See Supplemental cash flow and non-cash activities (note 14)
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

1)	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada and the United States.  The address of the Company’s corporate office and principal place of business is 1540-800 West Pender Street, Vancouver, BC, V6C 2V6.

At the date of these financial statements, the Company has identified a potentially economic amount of mineralized material on its Phoenix Gold Project and is actively pursuing the development of this project. Although a large portion of this mineralized material has been defined as mineral resources pursuant to the criteria of National Instrument 43-101, the Company has not yet been able to define any mineral reserves on any of its properties.  The ability of the Company to recover the costs it has incurred to date on its properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.  Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise financing and to commence profitable operations in the future.

2)	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and first-time adoption of International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) and International Financial Reporting Standards (“IFRS”) 1, first time adoption of IFRS, as issued by the International Accounting Standards Board, and its interpretations. Accordingly, these condensed consolidated interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements for year end reporting purposes. Results for the period ended September 30, 2011, are not necessarily indicative of future results.

These are the Company’s third IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2011. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale, which are stated at their fair value.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented and in preparing the opening balance sheet at January 1, 2010 (note 16) for purposes of transition to IFRS.  The accounting policies have been applied consistently by the Company and its subsidiaries.

b)	Foreign Currency translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.  Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are re-translated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.  Foreign currency translation differences are recognized in profit or

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

2)	SIGNIFICANT ACCOUNTING POLICIES (continued)

loss, except for differences on the re-translation of available-for-sale instruments which are recognized in other comprehensive income.

c)	Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries.  The principal subsidiaries of the Company and their place of operations at September 30, 2011 were as follows:

Name of Subsidiary	Place of Operation	Proportion of Ownership Interest	Principal Activity

691403 B.C. Ltd.	British Columbia, Canada	100%	Holding company
1304850 Ontario Inc.	Ontario, Canada	100%	Mineral property staking and sale
Rubicon Alaska Holdings Inc.	Alaska, United States	100%	Mineral exploration
Rubicon Alaska Corp.	Alaska, United States	100%	Property holding company
Rubicon Minerals Nevada Inc.	British Columbia, Canada	100%	Holding company
Rubicon Nevada Corp.	Nevada, United States	100%	Mineral exploration

All material intercompany transactions and balances are eliminated on consolidation.

d)	Use of judgments and estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges of assets and available-for-sale investments, valuation of share-based payments, recoverability of deferred income tax assets, and provision for closure and reclamation among others.  Actual results could differ from those estimates.

e)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having terms to maturity of 90 days or less when acquired.

f)	Property plant and equipment

Property, plant and equipment is carried at cost, less accumulated depreciation and net accumulated impairment losses.  Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (components) of property, plant and equipment.

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

2)  SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant and equipment associated with mining operations is depreciated over the estimated useful lives of the assets either on a unit–of-production basis or declining balance basis at rates of 5% to 50% per annum, as appropriate.  All other equipment is amortized over the estimated useful life of the assets using the declining balance method at rates of 5% to 50% per annum, as appropriate.  Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

g)	Exploration and Evaluation

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Expenditures on mineral exploration or evaluation incurred in respect of a property before the acquisition of a mineral interest are expensed, as incurred, to general mineral exploration.  Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation assets and classified as a non-current asset.

Mineral property acquisition costs are included in exploration and evaluation and include any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of the mineral property interest.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest, as described in note 2(h).  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved by the board of directors, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property, plant and equipment.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

h)	Impairment

At each reporting period, management reviews all assets for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value. If the recoverable amount of the asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for that period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which that asset belongs.

Past impairments are also considered at each reporting period and where there is an indication that an impairment loss may have decreased, the recoverable amount is calculated as outlined above to determine the extent of the recovery. If the recoverable amount of the asset is more than its carrying amount, the carrying amount of the asset is increased to its recoverable amount and

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

2)	SIGNIFICANT ACCOUNTING POLICIES (continued)

the impairment loss is reversed in the profit or loss for that period. The increased carrying amount due to reversal will not be more than what the depreciated historical cost would have been if the impairment had not been recognized.

i)	Reclamation deposits

The Company maintains cash deposits, or letters of credit secured by cash deposits, as required by regulatory bodies as assurance for the funding of reclamation costs.  These funds are restricted to that purpose and are not available to the Company until the reclamation obligations have been fulfilled.  Reclamation deposits are designated as available for sale, are recorded at fair value and are classified as non-current assets.

j)	Provision for closure and reclamation

Provisions for closure and reclamation obligations are recognized when a legal or constructive obligation arises. The liability is recognized at the present value of management’s best estimate of the closure and reclamation obligation. The estimate is discounted to the present value using a discount rate specific to the obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset. Upon settlement of the liability, the Company may incur a gain or loss.

k)	Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.  Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

l)	Flow-through Shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The increase to share capital when flow-through shares are issued is measured based on the current market price of the Company’s common shares. The incremental proceeds related to the flow-through share premium are recorded as a liability. When the qualifying exploration expenditures are incurred and renunciation of the tax benefits to the investors has occurred, or is likely to occur, a credit to future income tax expense is recognized.

m)	Share capital

The Company records proceeds from share issuances net of issue costs.  Common shares issued for consideration other than cash, are valued based on their market value at the date the agreement to issue shares was concluded.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

2)      SIGNIFICANT ACCOUNTING POLICIES (continued)

n)	Financial instruments

Financial assets

The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables, and available-for-sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at recognition.

i.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through income.

ii.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are carried at amortized cost less any impairment.  Loans and receivables are comprised of trade and other receivables.

iii.	Available-for-sale financial assets

Available-for-sale (AFS) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories.  Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity.  AFS assets include cash and cash equivalents, temporary investments, marketable securities, reclamation deposits and other investments consisting of shares of other entities.

Management assesses the carrying value of AFS financial assets at each reporting period and any impairment charges are also recognized in profit or loss.  When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit or loss.

Financial liabilities

The Company’s financial liabilities are classified as borrowings and other financial liabilities.

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current or non-current based on their maturity date.  Financial liabilities include accounts payable and accrued liabilities.

o)	Share-based payments

The Company’s Stock Option Plan allows employees and consultants to acquire shares of the Company (Note 10). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued and are recorded at the date the goods or services are received.  If it is determined the fair value of the goods

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

2)      SIGNIFICANT ACCOUNTING POLICIES (continued)

or services cannot be reliably measured, the fair value of the share-based payment is measured using the Black-Scholes option pricing model. The fair value of the share based payment is recognized as an expense or exploration and evaluation asset with a corresponding increase in reserves. Consideration received on the exercise of stock options is recorded as share capital and the related reserves amount is transferred to share capital.

p)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  Where the effects of including all outstanding options and warrants would be anti-dilutive, no dilution is calculated and the diluted loss per share is presented as the same as basic loss per share.

3)	TEMPORARY INVESTMENTS

Temporary investments consist of Government of Canada treasury bills maturing at various dates in 2011, with an aggregate carrying value and market value of $5,498,196 at September 30, 2011 (December 31, 2010 - $52,413,576) and effective interest rates of 0.68%   Market value is determined from broker quotations.

4)	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $3,290,131 at September 30, 2011 (December 31, 2010 - $68,408).  Market values were based on quoted prices in an active market.

5)	OTHER INVESTMENTS

Other Investments consist of long-term investments in public company shares and have an aggregate carrying value and fair value of $997,405 at September 30, 2011 (December 31, 2010 - $1,248,472).  Market values were based on quoted prices in an active market.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

 6)   PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the period:

	Assets under Construction		Office Equipment		Field Equipment		Buildings		Total
	$		$		$		$		$
Cost
Balance, December 31, 2010		2,750,499		713,250		1,535,937		714,284		5,713,970
Additions		6,291,285		250,601		12,156		-		6,554,042
Balance, September 30, 2011		9,041,784		963,851		1,548,093		714,284		12,268,012
Accumulated depreciation
Balance, December 31, 2010		-		402,961		229,616		49,861		682,438
Depreciation for the period		-		124,273		207,837		30,294		362,404
Balance, September 30, 2011		-		527,234		437,453		80,155		1,044,842
Carrying amounts
Balance, December 31, 2010		2,750,499		310,289		1,306,321		664,423		5,031,532
Balance, September 30, 2011		9,041,784		436,617		1,110,640		634,129		11,223,170

7)	EXPLORATION AND EVALUATION ASSETS

The following is a summary of changes in exploration and evaluation assets during the period:

	Phoenix Gold Project Ontario		Other Red Lake Properties Ontario		Alaska properties, USA		Nevada properties, USA		Total
	$		$		$		$		$
Balance, December 31, 2010		116,173,869		8,939,238		14,554,191		7,108,613		146,775,911
Costs incurred in the period		42,662,001		87,882		60,043		8,324		42,818,250
Recoveries		-		(275,268)		-		-		(275,268)
Balance, September 30, 2011		158,835,870		8,751,852		14,614,234		7,116,937		189,318,893

Alaska
Kiska (formerly Rimfire) Option

Prior to March 31, 2011, the Company held an option granted by Kiska Metals Corporation (“Kiska”, formerly Rimfire Minerals Corporation) to acquire up to a 70% interest, in certain mineral claims, in Alaska.  Pursuant to the terms of this option agreement, the Company was required to expend a further US $1.1 million before November 2012 to earn an initial 60% interest.

The option was not considered a core asset and was terminated on March 30, 2011, and as the Company had taken a full write down at December 31, 2010, no further loss has been recorded in the current period.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

7)      EXPLORATION AND EVALUATION ASSETS (continued)

Alaska (continued)

New Horizon Property

During the three months ended September 30, 2011, the Company reduced the size of its 100% owned New Horizon Property from 1,303 claims (195,000 acres) to 439 claims (65,560 acres).

Nevada - Utah
West Kirkland Option

On June 23, 2011, the Company entered into an agreement with West Kirkland Mining Inc. (“West Kirkland”) whereby West Kirkland can earn a majority interest in all the mineral rights held by Rubicon in Nevada - Utah, covering approximately 351 square miles (909 square kilometers) along the Long Canyon Trend of north eastern Nevada.  West Kirkland can earn 51% of the Company’s interest in the Company’s 100% owned lands, 68% of the Company’s  interest in the Company’s 75% owned lands and 60% of the Company’s interest in the Company’s less than 75% owned lands by expending US$15 million over a four year period. West Kirkland is committed to make minimum expenditures of US$2 million in the first year. On the properties where Rubicon owns a 100% interest, West Kirkland can further increase its interest to 60% by completing a pre-feasibility study or spending an additional US$4 million on exploration and development work.

Red Lake Ontario
Phoenix Gold Project

See note 15, Subsequent Event, for a discussion of the Company’s repurchase of a pre-existing net smelter returns royalty at the Company’s Phoenix Gold Project.

8)	RECLAMATION DEPOSITS

The Company is required to provide financial assurance to the Ontario Ministry of Northern Development Mines and Forestry (“MNDMF”) for the reclamation and closure of the Phoenix Gold Project.  As at September 30, 2011, amounts on deposit with the MNDMF were $493,000.

On October 17, 2011, subsequent to the period end, the Company submitted an amended closure plan and placed a further $1,193,224 on deposit with the MNDMF as additional financial assurance for reclamation of future site development.  This increased the total financial assurance on deposit with the MNDMF to $1,686,224.

Additional deposits may be required as site development or other factors cause increases in closure amount estimates.

9)	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation is for its Phoenix Gold project which is currently at the advanced exploration stage. Closure and reclamation activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.

The estimated closure costs based on the current condition of the site were inflation adjusted to the estimated date of site remediation and then discounted back to the period end using an estimate of the Company’s risk free rate. The current value of the future liability is $490,388 (December 31, 2010 - $394,392). Changes to this provision during the year are as follows:

Balance December, 31, 2010	$394,392
Accretion	10,734
Revision of estimate	85,262
Balance September 30, 2011	$490,388

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

10)  SHARE CAPITAL

a)	Stock Options

The Company’s incentive stock option plan was approved by its shareholders on June 28, 2011.  The plan authorizes the Company to issue up to 7.25% of the number of issued and outstanding shares as incentive stock options to directors, officers, employees and consultants of the Company.  Pursuant to Toronto Stock Exchange rules, a stock option plan must be approved by the shareholders when adopted and thereafter any unallocated options under the plan must be approved by the shareholders every three years.

Under the plan, there are no required vesting terms for options.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options:

	Nine Months Ended September 30, 2011		Year Ended December 31, 2010
	Number of Options	Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
			$		$
Balance at the beginning of the period	7,578,000	2.82		5,755,000		1.46
Granted	3,431,696	5.72		3,059,000		5.02
Exercised	(224,000)	2.13		(931,000)		1.00
Expired/Cancelled	(238,500)	5.31		(305,000)		4.81
Outstanding, end of the period (1)	10,547,196	3.72		7,578,000		2.82
Exercisable, end of the period	8,938,598	3.35		6,281,000		2.37

(1)	At September 30, 2011, the weighted-average remaining contractual life of stock options outstanding is 2.88 years (2010 – 3.12 years)

b)	Summary of stock options outstanding:

September 30, 2011
Option Price Range	Number Outstanding	Weighted Average Price		Weighted Average Life
		$		(Years)
$0.74 - $0.76	585,000		0.74	0.28
$1.04	1,090,000		1.04	1.37
$1.31 - $1.46	1,955,000		1.31	2.25
$1.68 - $3.63	855,000		2.63	2.20
$3.96 - $4.53	595,000		4.20	3.44
$5.22	2,310,000		5.22	3.29
$5.80	3,157,196		5.80	4.02

Total Stock Options	10,547,196		3.72	2.88

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

10)	SHARE CAPITAL (continued)

c)	Stock Appreciation Rights

On August 9, 2010, the Company conditionally granted 90,000 options to new employees at an exercise price of $3.88.

In recognition of the fact such options were not exercisable when they were scheduled to vest due to the Company not having an approved stock option plan at that time, the Company agreed to cancel the options and has issued an equal number of stock appreciation rights which, if exercised, will be settled in cash. These stock appreciation rights have now fully vested.

As these stock appreciation rights required no further shareholder or director approval, they were considered granted as of the date of the option grant.  For the nine months ended September 30, 2011, the Company has recorded $61,836 as an addition to mineral properties in relation to the unexercised rights, based on the original grant date fair value.  Re-measurement of the liability at September 30, 2011 and conversion of certain of the rights to stock options resulted in a reduction to share based compensation of $326,766 which was credited to expense in the period.

On September 7, 2011, the Company granted a further 200,000 stock appreciation rights to a new director at an exercise price of $4.18.  These stock appreciation rights have a 5 year life.  100,000 of these stock appreciation rights will vest on March 7, 2012 and the remaining 100,000 will vest on September 7, 2012.  These stock appreciation rights may be cancelled and issued as stock options with the same terms should shareholder approval be obtained for the grant.  For the nine months ended September 30, 2011, $53,333 has been charged to share based compensation in regard to these stock appreciation rights.

The amount of cash payable under such stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock.

d)	Share issuance

On July 28, 2011, the Company closed a non-brokered private placement with Agnico-Eagle Mines Limited (“Agnico-Eagle”) under which Agnico-Eagle was issued 21,671,827 common shares of the Company at a price of $3.23 per common share for total proceeds of $70 million.  Agnico-Eagle owned approximately 9.2% of the issued and outstanding shares of the Company upon closing. The terms of the private placement provide Agnico-Eagle with the right, for a period of two years, to participate in certain subsequent issuances by the Company to maintain its interest.

11)	RELATED PARTY TRANSACTIONS

For the three and nine months ended September 30, 2011, the Company incurred legal fees to a law firm, of which a partner is a director of the Company, aggregating to $450,594 and $1,123,144 (2010 - $366,087 and $553,706).  The fees are recorded within professional expenses in these financial statements. As at September 30, 2011, this law firm was owed $450,594 (December 31, 2010 - $375,044), which was paid in full subsequent to the period end.  All these transactions were recorded at their exchange amounts and were incurred in the normal course of business.

12)	COMMITMENTS

The following is a summary of the Company’s lease, rental and contractual commitments at September 30, 2011:

	Due within One Year	Due One to Three Years	Total
Lease and Rental Commitments	$151,311	$162,114	$313,425
Contractual Commitments	591,966	-	591,966
Total	$743,277	$162,114	$905,391

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

12)	COMMITMENTS (continued)

(a)	At September 30, 2011, the Company has $260,425 in remaining lease payments for the use of its Vancouver office to September, 2013.

(b)
The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

13)	SEGMENTED INFORMATION

The Company conducts its business as a single operating segment being the mining business in North America.  All mineral properties and equipment are situated in North America.  Investment revenues were earned principally from North American sources.

14)	SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	September 30, 2011	December 31, 2010
Cash	$4,060,016	$2,916,371
Government of Canada treasury bills and bank guaranteed investment certificates	73,173,520	9,051,496
	$77,233,536	$11,967,867

During the nine months ended September 30, 2010, the Company received common shares of other companies valued at $833,272 (2010 - $210,502) pursuant to the terms of mineral property option agreements.  The Company has excluded from its investing cash flows $5,977,492 (2010 - $7,432,011) in accounts payable relating to exploration and evaluation expenditures.  Other non-cash investments included $1,750,826 (2010 - $2,805,241) recorded in exploration and evaluation expenditures for stock-based compensation awarded to personnel working on mineral properties and $322,519 (2010 – $629,139) recorded in exploration and evaluation expenditures for depreciation.

15)	SUBSEQUENT EVENT

Subsequent to the end of the period, the Company acquired and thereby extinguished a pre-existing 3% net smelter returns royalty payable on the mining properties included in the land portion of the Company’s Phoenix Gold Project.  The Company issued a total of 1,216,071 of its common shares valued at $4,256,249 to acquire the net smelter returns royalty.

16)	TRANSITION TO IFRS

As stated in note 2, these are the Company’s third condensed consolidated interim financial statements for the first annual consolidated financial statements prepared in accordance with IFRS.  The impacts of the transition from Canadian GAAP to IFRS on the Company’s financial position and comprehensive loss are set out in this note.

The accounting policies set out in note 2 have been applied in preparing the condensed consolidated interim financial statements for the three and nine months ended September 30, 2011, the comparative information for the three and nine months ended September 30, 2010 and the financial statements at December 31, 2010.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

16)	TRANSITION TO IFRS (continued)

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1)

Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exemptions for first time IFRS adopters. Set forth below are the applicable IFRS 1 optional and mandatory exemptions applied in the conversion from Canadian GAAP to IFRS.

Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments that had not vested by the date of transition to IFRS. The Company has applied this exemption and will only apply IFRS 2 for equity instruments that had not vested by January 1, 2010.

Business Combinations

IFRS 1 permits the Company’s to keep the original Canadian GAAP accounting treatment for business combinations that occurred prior to the date of transition to IFRS. The Company has applied this exemption and will not restate business combinations that occurred before January 1, 2010.

Financial Statement Impact on Transition to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the cash flows of the Company, it resulted in changes to the Company’s Balance Sheet, and Statement of Comprehensive Loss as set out below.

(a)	Deferred Income Taxes

Conversion to IFRS affects deferred tax balances due to the initial recognition exemption for asset acquisitions and the calculation of temporary tax base differences on non-monetary items.

Initial recognition exemption

In 2007, the Company acquired land packages in Alaska and Nevada.  Under Canadian GAAP, the Company, on acquisition, recognized a deferred income tax liability amounting to $14,797,848, based on the difference between the accounting and tax basis of the mineral properties.  Under IFRS, as the acquisitions did not arise from a business combination nor at the time of the transaction, affect accounting or taxable income, a deferred tax liability, for the initial temporary difference is prohibited from being recognized.

Foreign exchange treatment for deferred income tax with respect to non-monetary items

Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are paid and then converted to the accounting presentation currency at the current exchange rate whereas IFRS requires that deferred taxes be determined in an entity’s functional accounting currency by comparing the historic non-monetary accounting basis to the tax basis converted at the current exchange rate. Adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Company’s properties in Alaska and Nevada.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

16)	TRANSITION TO IFRS (continued)

The effects of the IFRS differences for deferred income tax calculations on the September 30, 2010 and December 31, 2010 financial statements are summarized as follows:

Impact on Consolidated Balance Sheets	December 31, 2010		September 30, 2010
	$		$
Mineral properties/exploration and evaluation assets		(7,727,892)	(14,797,848)
Future income taxes/deferred income taxes		4,930,853	12,882,735
Deficit		2,797,039	1,915,113

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010		September 30, 2010
	$		$
Mineral property impairment		(7,069,956)	No Impact
Foreign exchange gains		724,580	(285,563)
Future Income tax expense/deferred tax expense		7,580,260	(67,395)
Comprehensive loss		1,234,884	352,958

(b)	Flow-through Shares

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.

Under Canadian GAAP, share capital is credited with the net proceeds of the financing with no amount allocated to the sale of tax benefits.  Upon renunciation of the exploration expenditures to the investors for tax purposes, a future income tax liability is recorded in the amount of the estimated future tax savings given up and the offset is charged to share capital.

Under IFRS there is no direct guidance on this issue.  Acceptable accounting under the IFRS framework would require an allocation of the flow-through share purchase price between the shares acquired and the tax benefit.  The Company has adopted a policy, for these transactions, that allocates the market value of the shares to the flow-through shares and any premium over the market value to the tax benefit purchased.  The tax benefit amount is recorded as a liability at the time of the financing.  In future periods, when the exploration expenditures have been made that qualify the transfer of tax benefits and renunciation of the benefit to the investor has been filed or is likely to be filed, the liability is settled and an offset is recorded to deferred income tax expense.  At the time of the exploration expenditure, as the Company’s policy is to capitalize exploration expenditures, a deferred tax liability will be created as the expenditures will have no tax basis.

As there is no exemption under IFRS for retrospective application of this difference, the effect of flow-through share financings from inception on the September 30, 2010 and December 31, 2010 financial statements is as follows:

Impact on Consolidated Balance Sheets	December 31, 2010		September 30, 2010
	$		$
Share capital		(3,433,637)		(3,433,637)
Deficit		3,433,637		3,433,637

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

16)	TRANSITION TO IFRS (continued)

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010	September 31, 2010
Comprehensive loss	No Impact	No Impact

(c)	Share Based Payments

As of December 31, 2009, the Company’s method of valuing share-based payments was generally in compliance with IFRS.  Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value was amortized over the vesting period of the respective tranches.  Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

The definition of employee is also broader under IFRS than under Canadian GAAP. These results in certain consultants, previously considered non-employees under Canadian GAAP, being recognized as employees under IFRS. The result is that, for consultants, who provide services that are similar to those provided by employees, the measurement date for stock option valuation is the grant date under IFRS whereas under Canadian GAAP it was the date the services were fully provided. This difference results in an adjustment upon transition to IFRS.

The expected quantitative impact on the transitional – September 30, 2010 and December 31, 2010 financial statements is as follows:

Impact on Consolidated Balance Sheets	December 31, 2010		September 30, 2010
	$		$
Mineral properties/exploration and evaluation assets		(80,500)		(80,500)
Contributed surplus/share based payments reserve		81,625		127,219
Deficit		(1,125)		(46,719)

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010		September 30, 2010
	$		$
Share-based compensation		39,125		(6,469)
Comprehensive loss		39,125		(6,469)

(d)	Stock Appreciation Rights

In 2010, the Company issued stock appreciation rights (“SAR’s”) to three employees (Note 10). The treatment of SAR’s differs between Canadian GAAP and IFRS. IFRS requires cash-settled share-based payments to be measured at the fair value of the liability, whereas Canadian GAAP requires the use of intrinsic value. Under IFRS until the liability is settled, the liability is re-measured at fair value at each reporting date. Any changes in fair value are recorded in profit or loss.  Upon settlement of the award, the SAR is measured using the intrinsic value at the date of settlement and the previously recorded liability is reversed.

Under Canadian GAAP, cash-settled awards are measured at the amount by which the quoted market value of the shares of the enterprise’s stock covered by the grant exceeds the option price or value specified by reference to a market price. Changes in the amount of liability due to fluctuations in the stock price were recorded as an adjustment to compensation cost.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

16)	TRANSITION TO IFRS (continued)

The expected quantitative impact on the transitional September 30, 2010 and December 31, 2010 financial statements is as follows:

Impact on Consolidated Balance Sheets	December 31, 2010		September 30, 2010
	$		$
Mineral properties/exploration and evaluation assets		20,226		54,843
Accounts payable		(207,232)		(416,090)
Contributed surplus/share based payments reserve		-		67,515
Deficit		187,006		293,732

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010		September 30, 2010
	$		$
Contributed surplus/share-based compensation		187,006		293,732
Comprehensive loss		187,006		(293,732)

(e)	Provision for Closure and Reclamation (Asset Retirement Obligations) (“ARO”)

At December 31, 2010, the Company recognized an ARO, which met the recognition criteria of both IFRS and Canadian GAAP. However, a difference exists between IFRS and Canadian GAAP in the discount rate used to calculate present value. Under both methods, present value should be used where the effect of the time value of money is material. Under IFRS, the Company would use a risk-free rate of 3.5% to calculate present value; however, under Canadian GAAP, the Company used a credit adjusted risk free-rate of 8%. There is no quantitative impact on profit or loss on transition to IFRS; however, the December 31, 2010 statement will be impacted by the difference as follows:

Impact on Consolidated Balance Sheets	December 31, 2010	September 30, 2010
	$	$
Mineral properties/exploration and evaluation assets	270,385	No Impact
Asset retirement obligation/provision for closure and reclamation	(270,385)	No Impact

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010	September 30, 2010
Comprehensive loss	No Impact	No Impact

(f)	Reconciliation to previously reported financial statements

Reconciliations of the above September 30, 2010 changes are included in the following balance sheet and statement of comprehensive loss.  A reconciliation of the December 31, 2010 changes noted above was included in the March 31, 2011 financial report.  The changes to the financial statements as noted below have resulted in reclassifications of various amounts, within operating activities, on the statements of cash flows; however, as there have been no adjustments to net cash flows, no reconciliation of the statement of cash flows has been presented.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

16)	TRANSITION TO IFRS (continued)

The September 30, 2010 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

			September 30, 2010
	Note 16		Canadian GAAP	Effect of transition to IFRS	IFRS
Assets

Current assets:
Cash and cash equivalents			$11,337,717	$-	$11,337,717
Temporary investments			74,323,332	-	74,323,332
Marketable securities			154,934	-	154,934
Accounts receivable			1,326,609	-	1,326,609
Prepaid expenses and supplier advances			298,180	-	298,180
			87,440,772	-	87,440,772

Other investments			657,443	-	657,443
Buildings and equipment/property, plant and equipment			3,051,911	-	3,051,911
Mineral properties/exploration and evaluation assets	(a,c,d	)	159,909,494	(14,823,505)	145,085,989
Reclamation deposits			498,000	-	498,000
			$251,557,620	$(14,823,505)	$236,734,115

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	(d)		$9,445,088	$416,090	$9,861,178
Corporate income tax payable			7,150	-	7,150
			9,452,238	416,090	9,868,328

Non-current liabilities:
Future income taxes/deferred income taxes	(a)		13,134,374	(12,882,735)	251,639
			13,134,374	(12,882,735)	251,639
Equity:
Share capital	(b)		247,407,925	3,433,637	250,841,562
Contributed surplus/share-based payments reserve	(c,d	)	13,121,217	(194,734)	12,926,483
Accumulated other comprehensive loss			(632,736)	-	(632,736)
Deficit	(a,b,c	)	(30,925,398)	(5,595,763)	(36,521,161)
			228,971,008	(2,356,860)	226,614,148
			$251,557,620	$(14,823,505)	$236,734,115

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

16)           TRANSITION TO IFRS (continued)

The Canadian GAAP statement of comprehensive loss for the three months ended September 30, 2010 has been reconciled to IFRS as follows:

			Three Months Ended September 30, 2010
	Note 16		Canadian GAAP	Effect of transition to IFRS		IFRS

Expenses:
Depreciation Consulting General mineral exploration Investor relations Office Part XII.6 tax on flow-through Professional fees Rent Re-organization costs Salaries Stock-based compensation (note 12(b)) Transfer agent and regulatory filing fees Travel and accommodation Write-off of mineral property costs Depreciation			$15,025	$	- -	$15,025
Consulting			395,199		-	395,199
General mineral exploration			6,728		-	6,728
Insurance			122,627		-	122,627
Investor relations			120,092		-	120,092
Office & rent			72,620		-	72,620
Part XII.6 tax on flow-through			-		-	-
Professional fees			113,456		-	113,456
Salaries			427,451		-	427,451
Share-based compensation	(c,d	)	687,873		210,352	898,225
Transfer agent and regulatory filing fees			43,362		-	43,362
Travel and accommodation			116,649		-	116,649

Loss from operations			(2,121,082)		(210,352)	(2,331,434)
Foreign exchange gains (losses)	(a)		455,364		(459,190)	(3,826)
Interest and other income			135,290		-	135,290
Option and administration fees received in excess of property costs			71,932		-	71,932
Loss on sale of investments			18,792		-	18,792
Loss before income taxes			(1,439,704)		(669,542)	(2,109,246)

Current income tax expense			-		-	-
Future income tax/deferred income tax expense	(a)		(214)		(162,659)	(162,873)
Net loss for the period			(1,439,918)		(832,201)	(2,272,119)

Other comprehensive income
Fair value adjustment, net of tax, on available for sale financial instruments:
Temporary investments			(13,814)		-	(13,814)
Other investments and marketable securities			9,329		-	9,329
Realized losses on marketable securities and other investments reclassified to net income			(18,792)		-	(18,792)
Other comprehensive loss			(23,277)		-	(23,277)
Comprehensive loss			$(1,463,195)		$(832,201)	$(2,295,396)

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Nine months ended September 30, 2011

16)	TRANSITION TO IFRS (continued)

The Canadian GAAP statement of comprehensive loss for the nine months ended September 30, 2010 has been reconciled to IFRS as follows:

			Nine Months Ended September 30, 2010
	Note 16		Canadian GAAP	Effect of transition to IFRS		IFRS

Expenses:
Depreciation Consulting General mineral exploration Investor relations Office Part XII.6 tax on flow-through Professional fees Rent Re-organization costs Salaries Stock-based compensation (note 12(b)) Transfer agent and regulatory filing fees Travel and accommodation Write-off of mineral property costs Depreciation			$26,572	$	- -	$26,572
Consulting			520,736		-	520,736
General mineral exploration			123,520		-	123,520
Insurance			379,000		-	379,000
Investor relations			544,085		-	544,085
Office & rent			179,011		-	179,011
Part XII.6 tax on flow-through			(404)		-	(404)
Professional fees			432,570		-	432,570
Salaries			1,353,176		-	1,353,176
Share-based compensation	(c,d	)	4,710,919		287,262	4,998,181
Transfer agent and regulatory filing fees			154,002		-	154,002
Travel and accommodation			290,565		-	290,565

Loss from operations			(8,713,752)		(287,262)	(9,001,014)
Foreign exchange gains (losses)	(a)		282,329		(285,563)	(3,234)
Interest and other income			327,738		-	327,738
Option and administration fees received in excess of property costs			294,688		-	294,688
Loss on sale of investments			(425,649)		-	(425,649)
Loss before income taxes			(8,234,646)		(572,825)	(8,807,471)

Current income tax expense			(7,150)		-	(7,150)
Future income tax/deferred income tax expense	(a)		(23,913)		(67,395)	(91,308)
Net loss for the period			(8,265,709)		(640,220)	(8,905,929)

Other comprehensive income
Fair value adjustment, net of tax, on available for sale financial instruments:
Temporary investments			(12,816)		-	(12,816)
Other investments and marketable securities			(259,727)		-	(259,727)
Realized losses on marketable securities and other investments reclassified to net income			425,649		-	425,649
Other comprehensive income			153,106		-	153,106
Comprehensive loss			$(8,112,603)		$(640,220)	$(8,752,823)